Exhibit 11.
 Statement Regarding Computation of Per Share Earnings

 In thousands, except per share amounts

 For the three months ended March 31        1998       1997

 Diluted earnings per common share:
  Average common shares outstanding ....    11,597    11,400
  Common stock equivalents .............       313       245
                                           -------   -------
    Average shares and share equivalents    11,910    11,645

Net income .............................   $ 6,574   $ 5,548

Diluted net income per share ...........   $  0.55   $  0.48


Basic earnings per common share:
  Average common shares outstanding ....    11,597    11,400

Net income .............................   $ 6,574   $ 5,548

Basic net income per share .............   $  0.57   $  0.49